SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on May 11, 2016, drawn up in summary form.

1.                  Date, time and venue: On May 11, 2016, starting at 08:00 a.m., in the City of Asunción, Paraguay, at Calle Brasilia, 721.

2.                  Convening Notice and Attendance: The convening notice was made in accordance with the Company’s Bylaws, attending to the meeting Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co presidents, and Messrs. Álvaro Antônio Cardoso de Souza, José Heitor Attilio Gracioso, Marcos de Barros Lisboa, Paulo Alberto Lemann, Roberto Moses Thompson Motta and Vicente Falconi Campos.

3.                  Board: President, Victorio Carlos De Marchi, and Secretary, Ricardo Rittes de Oliveira Silva.

4.                  Resolutions: It was unanimously and unrestrictedly resolved by the Directors who joined the meeting:

4.1.      Nomination of Executive Officers. According to Section 21, item “d” of the Company’s Bylaws, to reelect the totality of the members of the Board of Executive Officers with term of mandate until May 11, 2019:

(i)                 Bernardo Pinto Paiva, Brazilian citizen, married, engineer, bearer of the ID card No. 07.841.746-6 - IFP/RJ and enrolled with the Individual Taxpayers’ Registry under No. 927.838.997-87, as Chief Executive Officer;

(ii)               Ricardo Rittes de Oliveira Silva, Brazilian citizen, married, engineer, bearer of the ID card No. 26.311.846-0 – SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 256.612.158-35, as Chief Financial and Investor Relations Officer;

(iii)             Pedro de Abreu Mariani, Brazilian citizen, lawyer, divorced, bearer of the ID card No. 07.357.227-3 – IFP/RJ and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 929.007.207-53, as General Counsel and Corporate Affairs Executive Officer;

(iv)              Ricardo Morais Pereira de Melo, Brazilian citizen, married, civil engineer, bearer of the ID card No. 3950793 SSP/PE and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 765.157.884-87, as Sales Executive Officer;

(v)                Fernando Dias Soares, Brazilian citizen, married, manager, bearer of the ID card No. 25.526.000-3 – SSP/RS and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 280.100.878-82, as Soft Drinks Executive Officer;

(vi)              Flávio Barros Torres, Brazilian citizen, married, mechanical engineer, bearer of the ID card No. 2.553.662-SSP/MG and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 761.926.526-00, as Industrial Executive Officer;

(vii)            Cassiano De Stefano, Brazilian citizen, single, civil engineer, bearer of the ID card No. 23668246 – SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 280.212.138-33, as Logistics Executive Officer;

(viii)          Fabio Vieira Kapitanovas, Brazilian citizen, married, engineer, bearer of the ID card No. 20.074.992 - SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 291.079.138-69, as People and Management Executive Officer;

(ix)             Paula Nogueira Lindenberg, Brazilian citizen, married, manager, bearer of the ID card No. 28.098.031-0 - SSP/SP SP and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 267.121.178-36, as Marketing Executive Officer;

(x)               Gustavo Pimenta Garcia, Brazilian citizen, married, manager, bearer of the ID card No. 076709351 AAA/PE and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 942.769.437-87, as Shared Services and Information Technology Executive Officer; and

(xi)             Rodrigo Figueiredo de Souza, Brazilian citizen, married, engineer, bearer of the ID card No. 24.711.459-5 – SSP/SP and enrolled with the Individual Taxpayers’ Registry (CPF) under No. 200.176.968-79, as Supply Executive Officer, all with office at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor, in the city of São Paulo, State of São Paulo.

4.1.1.   Clearance certificate and investiture. Register that the Officers reelected were immediately invested in their positions by instrument drawn up in the respective book, at the Company's headquarters , which was expressly enshrined , for the purposes and effects of Article 147 , § 1 of Law 6404 / 76 and Article 35 , II, of law No. 8934/94 , they are not involved in any of the crimes provided for by law preventing them from exercising commercial activities.

4.1.2.   Powers related to branches. To delegate to the Company's Chief Executive Officer the powers provided for in Article 2 of the Bylaws, who shall open, maintain, change and close branches, offices, warehouses or representation agencies of the Company anywhere in the country or abroad.

5.                  Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

Paraguay, Asunción, May 11, 2016.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Vicente Falconi Campos	/s/ Roberto Moses Thompson Motta

/s/ Paulo Alberto Lemann	/s/ José Heitor Attilio Gracioso

/s/ Marcos de Barros Lisboa	/s/ Ricardo Rittes de Oliveira Silva Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer